UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER, 2008

Commission File Number 001-13882

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒        FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐   -   NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 of Telecom Italia Capital S.A. (Registration No. 333-127351) and Telecom Italia S.p.A. (Registration No. 333-127351-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

2008 Third Quarter Financial Report

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

TELECOM ITALIA GROUP RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

On November 7, 2008, the Board of Directors of Telecom Italia examined and approved the Group’s results for the nine months ended September 30, 2008.

■	Selected Financial and Statistical Information

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as follows:

•	with respect to the income statement information, the unaudited financial data for the third quarter 2008 and 2007, and for the nine-month periods ended September 30, 2008 and 2007; and

•	with respect to the balance sheet information, the unaudited financial data as of September 30, 2008 and the audited financial data as of December 31, 2007.

In the opinion of the management of Telecom Italia, the unaudited interim consolidated financial data of the Telecom Italia Group reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Telecom Italia Group’s consolidated results of operations for the unaudited interim periods. Results for the nine-month period ended September 30, 2008, are not necessarily indicative of results that may be expected for the entire year.

The accompanying consolidated financial data has been prepared in accordance with IFRS as issued by the IASB.

	Third Quarter		Nine months ended September 30,
	2008 (1)	2007 (1)	2008 (1)	2007 (1)
	(Unaudited)
	(millions of Euro)
Income Statement Data:
Revenues	7,561	7,667	22,399	23,004

Operating profit	1,596	1,733	4,204	5,287

Profit from continuing operations	503	757	1,759	2,382
Profit (loss) from Discontinued operations/Non-current assets held for sale	120	(51)	(28)	(174)

Profit for the period	623	706	1,731	2,208

of which:
• Profit attributable to equity holders of the Parent (2)	630	720	1,770	2,220
• Profit (loss) attributable to Minority Interest	(7)	(14)	(39)	(12)

	Nine months ended September 30,
	2008 (1)	2007 (1)
	(Unaudited)
	(thousands of Euro, except percentages, ratio of earnings to fixed charges and per share amounts)
Financial Ratios:
• Revenues/Employees (average number in the Group) (3)	293.5	295.1
• Operating profit/Revenues (ROS) (%)	18.8	23.0
• Ratio of earnings to fixed charges (4)	2.31	3.14

Basic and Diluted earnings per Share (EPS) (5):
– Ordinary Share	0.09	0.11
– Savings Share	0.10	0.12
Of which:
• From continuing operations:
¡ Ordinary Share	0.09	0.11
¡ Savings Share	0.10	0.12
• From Discontinued operations/Non-current assets held for sale:
¡ Ordinary Share	—	—
¡ Savings Share	—	—

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

	As of September 30, 2008 (1)	As of December 31, 2007
	(Unaudited)
	(millions of Euro)
Balance Sheet Data:
Total Assets	84,365	87,425

Equity:
• Equity attributable to equity holders of the Parent	25,936	25,922
• Equity attributable to Minority Interest	816	1,063

Total Equity	26,752	26,985

Total Liabilities	57,613	60,440

Total Equity and Liabilities	84,365	87,425

Share capital(6)	10,591	10,605

	As of September 30, 2008 (1)	As of December 31, 2007
	(Unaudited)
Financial Ratios:
• Net financial debt/Net invested capital (debt ratio)(%)(7)	57.2	57.0
• Employees (number in the Group at period-end, excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale and including personnel with temporary work contracts)	80,077	83,429

	Nine months ended September 30,
	2008 (1)	2007(1)
	(Unaudited)
	(millions of Euro)
Cash Flows from (used in) Operating Activities	5,846	6,737
Cash Flows from (used in) Investing Activities	(3,831)	(3,535)
Cash Flows from (used in) Financing Activities	(2,884)	(6,018)
Cash Flows from (used in) Discontinued operations/Non-current assets held for sale	(10)	(274)

Aggregate Cash Flows	(879)	(3,090)

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

	As of and for the period ended
	September 30, 2008	December 31, 2007	September 30, 2007
Statistical Data:
Domestic Fixed:
Fixed network connections in Italy (thousands)	20,539	22,124	22,538
Physical accesses (Consumer + Business) (thousands)	17,786	19,221	19,577
Voice pricing plans (thousands)	5,919	6,375	6,548
BroadBand Accesses in Italy (thousands)	7,914	7,590	7,395
Virgilio page views powered by Alice for the period (millions)	12,060	14,737	10,952
Virgilio powered by Alice average daily single visitors (millions)	2.4	2.1	2.1
Network infrastructure in Italy:
• access network in copper (millions of km–pair)	106.8	106.8	106.8
• access network and transport in optical fiber (millions of km of fiber)	3.9	3.8	3.8
Network infrastructure abroad:
• European backbone (km of fiber)	55,000	55,000	55,000
• Mediterranean (km of submarine cable)	7,000	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000
Domestic Mobile:
Mobile telephone lines in Italy at period-end (thousands)	35,274	36,331	35,310
Of which prepaid lines at period-end (thousands) (8)	29,279	30,834	30,114
European BroadBand:
BroadBand accesses in Europe at period-end (thousands)(9)	2,501	2,537	2,424
Brazil Mobile:
Mobile telephone lines in Brazil at period-end (thousands)	35,206	31,254	29,160
Media:
La7 average audience share Free to Air (analog mode) for the period (%)	3.1	3.0	3.0
La7 average audience share Free to Air (analog mode) for the last month of the period (%)	3.0	3.1	2.8

(1)	Starting from January 1, 2008, the Liberty Surf group has been treated as a Discontinued operations/Non-current asset held for sale; the sale was completed on August 26, 2008. All periods presented for comparison purposes have been restated.
(2)	Parent means Telecom Italia S.p.A.
(3)	The average number of employees in the Group (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale and including personnel with temp work contracts) was 76,317 in the nine months ended September 30, 2008 and 77,952 in the nine months ended September 30, 2007.
(4)	For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

- profit before tax from continuing operations;

- “fixed charges” (as defined below);

- amortization of capitalized interest and issue debt discounts or premiums;

- dividends from associates and joint ventures accounted for using the equity method; and

- share of losses of associates and joint ventures accounted for using the equity method;

and then subtracting:

- capitalized interest for the applicable period; and

- share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

- interest expenses (both expensed and capitalized);

- issue costs and any original issue debt discounts or premiums; and

- an estimate of the interest within rental expense for operating leases.

(5)	In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Group’s profit available to shareholders by the weighted average number of shares outstanding during the period, excluding treasury shares. Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

•	Ordinary Shares was 13,252,198,965 for the nine months ended September 30, 2008 and 13,254,926,313 for the nine months ended September 30, 2007; and
•	Savings Shares was 6,026,120,661 for the nine months ended September 30, 2008 and 2007.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group’s profit is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(6)	Share capital represents share capital issued net of the par value of treasury shares.
(7)	Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes that Net Financial Debt provides a useful indicator of the ability to meet financial obligations (represented by gross debt) by available liquidity, represented by the other items shown in the reconciliation table below. Net Financial Debt allows Telecom Italia to show investors the trend in net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by cash and other liquid assets. In fact, it is unlikely that Telecom Italia would use all of its liquid assets to reduce its gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Minority Interest), or leverage, are used to evaluate financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether financial structure is adequate to achieve business plan and financial targets (which include debt ratio, or Net Financial Debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt).

Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and outside Italy, and by other major listed companies in Italy, in order to assess its liquidity and financial structure relative to such companies. Telecom Italia also monitor the trends in its Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties.

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

Net financial debt is reported in Telecom Italia’s Annual Report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is detailed in the following table:

	As of September 30, 2008	As of June 30, 2008	As of December 31, 2007
	(Unaudited)
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
Financial payables	33,489	35,459	35,241
Finance lease liabilities	1,742	1,766	1,809
Other financial liabilities	1	1	1

	35,232	37,226	37,051

Current financial liabilities (Short-term debt), excluding financial liabilities directly associated with Discontinued operations/Non–current assets held for sale
Financial payables	7,405	5,330	6,315
Finance lease liabilities	258	260	262
Other financial liabilities	7	7	8

	7,670	5,597	6,585

Financial liabilities directly associated with Discontinued operations/Non–current assets held for sale	—	823	—

TOTAL GROSS FINANCIAL DEBT (A)	42,902	43,646	43,636

FINANCIAL ASSETS
Non-current financial assets
Securities other than investments	14	14	9
Financial receivables and other non-current financial assets	936	727	686

	950	741	695

Current financial assets, excluding financial assets classified under Discontinued operations/Non-current assets held for sale
Securities other than investments	154	166	390
Financial receivables and other current financial assets	423	1,124	377
Cash and cash equivalents	5,605	4,413	6,473

	6,182	5,703	7,240

Financial assets classified under Discontinued operations/Non-current assets held for sale	—	30	—

TOTAL FINANCIAL ASSETS (B)	7,132	6,474	7,935

NET FINANCIAL DEBT (A-B)	35,770	37,172	35,701

(8)	Excludes “not-human” Subscriber Identity Modules (SIM).
(9)	The data presented excludes broadband accesses of the Liberty Surf group (902 thousand at December 31, 2007 and 882 thousand at September 30, 2007) due to the related completion of the sale to Iliad S.A. on August 26, 2008.

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

■	Telecom Italia Group Consolidated Results

❖ Revenues

Revenues in the nine months ended September 30, 2008 were €22,399 million, a decrease of €605 million, or 2.6%, compared to €23,004 million in the nine months ended September 30, 2007.

In particular, revenues for the nine months ended September 30, 2008, were impacted by the decrease in revenues of the Domestic Business Unit which, among other things, was adversely affected by the following regulatory changes:

•	application of the “Bersani Decree” starting from March 2007 (a decrease of €125 million, fully recorded in the first quarter);

•	reduction in the termination rates which occurred in the second half of 2007 (a decrease of €190 million);

•	rate adjustments for international roaming traffic within the EU (a decrease of €156.5 million); and

•	change in prices for regulated wholesale bitstream services, unbundling and shared access (a decrease of €71 million).

Overall, as a result of these “regulatory changes” revenues decreased by €542.5 million. Other factors which caused a reduction in the revenues of the Domestic Business Unit were the renegotiation of the national roaming contract with H3G (a negative effect of €48.5 million) and the termination of certain international wholesale transit contracts from the second quarter of 2007 (a negative effect of €166 million).

Furthermore, Revenues benefited from the positive contribution of the European BroadBand Business Unit and the growth of the Brazil Mobile Business Unit which was driven by the expansion of voice and value-added services supported by the increase of the customer base.

In the third quarter of 2008, revenues were €7,561 million (€7,667 million in the third quarter of 2007), a decrease of 1.4% compared to the corresponding period in 2007. Revenue performance in the third quarter of 2008 was impacted by the above-mentioned regulatory changes (a decrease of €149 million), and by the renegotiation of the national roaming contract with H3G (a decrease of €18 million).

❖ Operating Profit

Operating profit was €4,204 million for the nine months ended September 30, 2008 compared to €5,287 million for the nine months ended September 30, 2007, a decrease of €1,083 million, or 20.5%.

As a percentage of revenues, operating profit was 18.8% for the nine months ended September 30, 2008 (23.0% for the nine months ended September 30, 2007).

In particular, such decrease was in part due to:

•	the negative impact of the above-mentioned regulatory changes as well as the renegotiation of the national roaming contract with H3G;

•

employee-related charges of €287 million following the start of the mobility procedures under Law 223/91 that begun at the end of June 2008 and for which an agreement was signed with the unions on September 19, 2008 (the employee benefits expenses for the nine months of 2007

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

were positively impacted by a one off bonus for a total of €110 million, of which €79 million due to the elimination of the profit bonus accrued in 2006 as a result of agreements reached with unions in June 2007 and €31 million due to the positive impact of the new law regarding supplementary pension benefits on the actuarial calculation of the provision for employee severance indemnity); and

•

the increased level of depreciation and amortization (€4,437 million for the nine months ended September 30, 2008 compared to €4,209 million for the nine months ended September 30, 2007, an increase of €228 million).

In the third quarter of 2008, operating profit was €1,596 million compared to €1,733 million in the third quarter of 2007, a decrease of €137 million, or 7.9%.

❖ Finance Income and Expenses, Net

Total finance income and expenses showed a net expense of €1,963 million for the nine months ended September 30, 2008 compared to a net expense of €1,425 million for the nine months ended September 30, 2007, an increase of €538 million.

Net finance expenses are detailed as follows:

	Nine months ended September 30,
	2008	2007
	(Unaudited)
	(millions of Euro)
Fair value valuation of call options on 50% of Sofora Telecomunicaciones share capital	(190)	93
Income on the repurchase of own bonds by Telecom Italia	49	—
Early winding up of cash flow hedges derivatives	14	54
Writedown of receivables from Lehman Brothers International Europe Ltd. and from Lehman Brothers Special Financing Inc.	(51)	—
Management of investments	2	148
Net financial charges, fair value adjustments to derivatives and other items	(1,787)	(1,720)

Total	(1,963)	(1,425)

Following Lehman Brothers Holding Inc.’s announcement that it filed a petition under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York, the Telecom Italia Group commenced legal proceedings to wind up early certain derivative instruments that it put into place with Lehman Brothers International Europe Ltd. and with Lehman Brothers Special Financing Inc. that were guaranteed by Lehman Brothers Holding Inc. As a result, the receivables owing from Lehman Brothers International Europe Ltd. and Lehman Brothers Special Financing Inc. were written-down to their estimated realizable value for a total of €51 million.

In the third quarter of 2008, net finance expenses amounted to €747 million compared to €456 million in the third quarter of 2007. The decrease in net finance expenses was in part due to the valuation at fair value of the call options on the 50% of Sofora Telecomunicaciones share capital (a decrease of €80 million) and the write-down of the receivables owing from Lehman Brothers International Europe Ltd. and from Lehman Brothers Special Financing Inc. to their estimated realizable value (€51 million).

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

❖ Profit attributable to equity holders of the Parent

Profit attributable to equity holders of the Parent was €1,770 million for the nine months ended September 30, 2008 (€1,731 million including Minority Interest), compared to €2,220 million for the nine months ended September 30, 2007 (€2,208 million including Minority Interest), a decrease of €450 million, or 20.3%. Such decrease was due to the following factors:

•	operating profit decreased by €1,083 million;

•	share of profits of associates and joint ventures accounted for using the equity method decreased by €22 million;

•	higher finance expenses, net of finance income, of €538 million;

•	lower income tax expense of €1,020 million, which in part offsets the decrease;

•	lower loss from Discontinued operations/Non-current assets held for sale of €146 million, which in part offsets the decrease; and

•	higher loss attributable to Minority Interest of €27 million, which in part offsets the decrease.

In the third quarter of 2008, profit attributable to equity holders of the Parent was €630 million (€623 million including Minority Interest) compared to €720 million in the third quarter of 2007 (€706 million including Minority Interest), a decrease of €90 million, or 12.5%.

❖ Capital expenditures

Capital expenditures were €3,967 million in the nine months ended September 30, 2008, an increase of €372 million, or 10.3%, compared to the nine months ended September 30, 2007 (€3,595 million), mainly as a result of the purchase of the mobile licenses for the 3G service by the Brazil Mobile Business Unit (€477 million).

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

■	Business Units Financial Data

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Unit:

		Domestic	European BroadBand	Brazil Mobile	Media	Olivetti	Other operations	Adjustments and eliminations	Consolidated Total
	(Unaudited) (millions of Euro, except number of employees)
Revenues(1)	Nine months ended September 30, 2008	17,154	961	3,973	210	252	114	(265)	22,399
	Nine months ended September 30, 2007	18,108	824	3,603	178	283	166	(158)	23,004

Operating profit (loss)	Nine months ended September 30, 2008	4,227	9	71	(93)	(28)	12	6	4,204
	Nine months ended September 30, 2007	5,184	89	44	(84)	(32)	42	44	5,287

Capital expenditures	Nine months ended September 30, 2008	2,646	253	1,073	34	2	1	(42)	3,967
	Nine months ended September 30, 2007	2,817	269	442	54	7	6	—	3,595

Number of employees at period-end (2)	As of Sept. 30, 2008	63,988	3,002	10,160	1,032	1,214	681	—	80,077
	As of Dec. 31, 2007(3)	64,362	3,191	10,030	1,016	1,279	2,191	—	82,069

(1)	Revenues are total revenues of the various business units of the Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(2)	The number of employees at period-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temp work contracts.
(3)	For purposes of comparison, the data at December 31, 2007 have been restated in order to exclude 1,360 employees of the Liberty Surf group which starting from January 1, 2008, are considered as Discontinued operations/Non-current assets held for sale.

❖ Domestic

Gross revenues decreased by €954 million, or 5.3%, from €18,108 million in the nine months ended September 30, 2007 to €17,154 million in the nine months ended September 30, 2008.

Gross revenues were negatively impacted by the above mentioned regulatory changes for a total amount of €543 million. Gross revenues also decreased following the renegotiation of the national roaming contract with H3G (a negative effect of €49 million) and the termination of certain international wholesale transit contracts from the second quarter of 2007 (a negative effect of €166 million). The further reduction in the Business Unit’s revenues primarily comes from the retail telephone area of fixed telecommunications, especially traffic (lower volumes and prices) and access (contraction of the average customer base).

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

A breakdown of the various components of the Business Unit’s revenues is as follows:

	Nine months ended September 30,
	2008	2007
	(Unaudited)
	(millions of Euro)
Gross revenues	17,154	18,108
of which:
- Fixed Telecommunications	11,128	11,748
- Mobile Telecommunications	7,120	7,429
- Eliminations and central functions contribution	(1,094)	(1,069)

An analysis of the main components of the Business Unit’s revenues is as follows:

•	Revenues from Fixed Telecommunications decreased by €620 million, from €11,748 million in the nine months ended September 30, 2007 to €11,128 million in the nine months ended September 30, 2008.

The performance of the major business areas was as follows:

Retail Telephone

Revenues from Retail Telephone services decreased by €602 million, from €6,294 million in the nine months ended September 30, 2007 to €5,692 million in the nine months ended September 30, 2008.

Such reduction was mainly due to traffic and access. The contraction in traffic was the result of decrease in volume and price, mainly affecting fixed/mobile and domestic routes. Lower volumes reflect the physiological contraction of the market, a migration of traffic from fixed-line to mobile, along with a contraction of the average customer base. Prices were impacted by a reduction in fixed-line/mobile termination rates, and by higher take-up of flat-rated tariffs. The reduction in accesses is wholly ascribable to a contraction in the average customer base.

Internet

Revenues generated by the Internet area increased by €137 million, from €1,071 million in the nine months ended September 30, 2007 to €1,208 million in the nine months ended September 30, 2008. The increase was due to the continuing growth of broadband (an increase of €126 million, or 13.2%) and content (an increase of €32 million, or 65.3%) revenues.

The overall portfolio of broadband accesses on the domestic market reached 7.9 million customers, of which 6.6 million were Retail. The strategy encouraging the migration of customers to innovative broadband access solutions continues; in particular, flat rate plans reached 76% of the entire retail customer base and the VoIP customer portfolio grew to 1.8 million accesses representing about 27.3% of total Retail broadband accesses. Expansion is also moving forward in IPTV services on the Consumer market (a portfolio of 218,000 customers, an increase of 138,000 compared to December 31, 2007) and in the development of web content and services through Virgilio/Alice website.

Data Business

Revenues from the Data Business area, equal to €1,218 million in the nine months ended September 30, 2008, declined by €18 million, or 1.5%, compared to the nine months ended

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

September 30, 2007. This decline was due to ever-fiercer competition on the Corporate client market and the revision of contract prices with the Public Administration. ICT services continued to register dynamic growth, with an increase of €59 million, or 13.1%, compared to the nine months ended September 30, 2007.

Wholesale

Revenues from Wholesale services amounted to €2,760 million in the nine months ended September 30, 2008 and showed an overall decrease of €94 million (or 3.3%) compared to €2,854 million in the nine months ended September 30, 2007.

Revenues from national Wholesale services amounted to €1,778 million and increased by €48 million compared to the nine months ended September 30, 2007. Revenues from international Wholesale services totaled €982 million and decreased by €142 million, or 12.6%, compared to the nine months ended September 30, 2007 due to the decline in revenues from transit traffic generated by the termination of some contracts starting from the second quarter of 2007.

•

Revenues from Mobile Telecommunications decreased by €309 million, or 4.2%, from €7,429 million in the nine months ended September 30, 2007 to €7,120 million in the nine months ended September 30, 2008.

The reduction of €309 million is entirely due to changes that are unrelated to market competition dynamics and refer to the regulatory scenario (the Bersani Decree, the reduction in incoming termination rates and international roaming rates in the EU, all of which caused a negative impact of €426 million), in addition to the renegotiation of the roaming contract with H3G (with a negative effect of €49 million compared to the nine months ended September 30, 2007).

Excluding these items, revenues would have increased due to a higher usage of traditional voice services and higher revenues from value-added services (“VAS”). Revenues from VAS totaled €1,586 million and recorded an increase of 13% compared to the nine months ended September 30, 2007 owing to the greater penetration of interactive services, especially Mobile broadband (revenues from domestic browsing were up +36.4%). The percentage of VAS revenues to total service revenues was 24% (20.2% in the nine months ended September 30, 2007).

“Telephone” revenues (related to incoming and outgoing traffic) amounted to €4,748 million, with a decrease of €446 million (or 9%) compared to the nine months ended September 30, 2007. This reduction was entirely attributable to the aforementioned negative impact of regulatory changes.

Revenues from the sale of handsets totaled €508 million and increased by €40 million compared to the same period of 2007 owing to a better mix of products sold.

At September 30, 2008, the number of Telecom Italia mobile lines was 35.3 million (of which 6.8 million were UMTS, accounting for 19.3% of total lines), with a decrease of 2.9% compared to December 31, 2007, and a market share at 38.6%.

In the third quarter of 2008, revenues were €5,734 million and decreased by €192 million, or 3.2%, compared to the third quarter of 2007.

Operating profit decreased by €957 million, or 18.5%, from €5,184 million in the nine months ended September 30, 2007 to €4,227 million in the nine months ended September 30, 2008.

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

Operating profit was adversely impacted by the above-mentioned regulatory changes which reduced operating profit by €388 million, in addition to the effect of the renegotiation of the roaming contract with H3G for €49 million and employee benefits expenses linked to the start of the mobility procedures under Law 223/91 for €287 million. Furthermore, operating profit was also impacted by the increase in depreciation and amortization charges by €135 million.

In the third quarter of 2008, operating profit was €1,548 million and decreased by €180 million, or 10.4%, compared to the third quarter of 2007.

❖ EUROPEAN BROADBAND

The European BroadBand Business Unit offers innovative broadband access and services in European metropolitan areas in Germany and in The Netherlands.

Gross revenues increased by €137 million, or 16.6%, from €824 million in the nine months ended September 30, 2007 to €961 million in the nine months ended September 30, 2008. The broadband customer portfolio at September 30, 2008 exceeded 2.5 million accesses.

In the third quarter of 2008, revenues were €319 million and increased by €7 million, or 2.2%, compared to the third quarter of 2007.

Operating profit decreased by €80 million, or 89.9%, from €89 million in the nine months ended September 30, 2007 to €9 million in the nine months ended September 30, 2008. Such decrease was due to a considerable increase in costs and, in particular, to depreciation and amortization charges which increased by €60 million. Such increase was due to both significant investments in network infrastructures and information support systems made at the end of 2007 and beginning of 2008 and costs incurred for the activation of new customers.

In the third quarter of 2008, operating profit was €7 million and decreased by €30 million, or 81.1%, compared to the third quarter of 2007.

❖ BRAZIL MOBILE

(Average euro/real exchange rate: 0.39034)

Gross revenues increased by BRL484 million, or 5.0%, from BRL9,694 million in the nine months ended September 30, 2007 to BRL10,178 million in the nine months ended September 30, 2008 (revenues from services increased by 6.8%). The strong increase in the customer base, especially in the prepaid area, the greater penetration in the customer bracket with lower purchasing power and competitive factors such as promotions, especially on net offerings, led to a reduction in Average Revenue Per User (“ARPU”) of BRL5.0 (from BRL36.5 in the nine months ended September 30, 2007 to BRL 31.5 in the nine months ended September 30, 2008).

As of September 30, 2008, the Tim Brasil Group supplied 35.2 million lines (up 20.7% compared to September 30, 2007, and up 12.6% compared to December 31, 2007), corresponding to a market share of 25.0% (25.9% in September 2007).

In the third quarter of 2008, revenues were BRL3,596 million and increased by BRL215 million, or 6.4%, compared to the third quarter of 2007.

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

Operating profit increased by BRL65 million, or 55.1%, from BRL118 million in the nine months ended September 30, 2007 to BRL183 million in the nine months ended September 30, 2008.

This result is due to the above-mentioned growth in revenues and reflects the Tim Brasil Group’s commitment to develop greater value while keeping an ongoing check on costs, against the backdrop of an extremely competitive Brazilian market where prices and service margins have both been driven down. Such performance was also due to lower amortization, owing principally to the TDMA network being fully amortized.

As result of the implementation of the new system for credit and collection management in the third quarter of 2007, in September 2007 Tim Brasil conducted an in-depth analysis of the trade receivables for installment sales of cell phone equipment and consequently recorded lower receivables for a total of BRL 173.3 million. This adjustment resulted in a reduction in revenues of BRL54.7 million for installment sales and in higher losses on receivables of BRL118.6 million.

In the third quarter of 2008, operating profit was BRL189 million compared to an operating loss of BRL71 million in the third quarter of 2007.

❖ MEDIA

Gross revenues increased by €32 million, or 18.0%, from €178 million in the nine months ended September 30, 2007 to €210 million in the nine months ended September 30, 2008.

In particular:

•

revenues from analog Free to Air amounted to €114 million in the nine months ended September 30, 2008, a decrease of €2 million, or 2.0%, compared to the nine months ended September 30, 2007, as a result of the reduction in advertising on MTV (a decrease of 5.7%);

•

revenues from the Multimedia sector amounted to €30 million in the nine months ended September 30, 2008, an increase of 50.5% compared to the nine months ended September 30, 2007. The sector benefits from the increase in the activities of the Content Competence Center (€4 million), operational since April 2007, and higher revenues from the Sky Satellite Channels which now air five channels (three in 2007) and the MTV Mobile project, launched in July 2008;

•

revenues from Digital Terrestrial TV (“DTT”) operations amounted to €59 million in the nine months ended September 30, 2008, an increase of €23 million, or 65.4%, compared to the nine months ended September 30, 2007. The increase in revenues benefited from development of the commercial “La7 Cartapiù” offering and was achieved partly as a result of the positive contribution deriving from the agreements reached with Mediaset and Telecom Italia for broadcasting the audio-visual content of Premier League soccer games; and

•	revenues from the News sector amounted to €7 million in the nine months ended September 30, 2008, an increase of 1.4% compared to the nine months ended September 30, 2007.

In the third quarter of 2008, revenues were €62 million and increased by €9 million, or 17.0%, compared to the third quarter of 2007.

Operating loss increased by €9 million, or 10.7%, from €84 million in the nine months ended September 30, 2007 to €93 million in the nine months ended September 30, 2008.

2008 Third Quarter Financial Report	Telecom Italia Group Results For The Nine Months Ended September 30, 2008

In particular:

•

Free to Air activities, besides being affected by the reduction in revenues noted above, showed a decrease in margins due to higher costs connected with developing and improving the program scheduling and a strengthening of audience share with higher investments by La7 in Entertainment and Sport programs (audience share in early evening programs increased by 20%, from 2.2% in the nine months ended September 30, 2007 to 2.7% in the nine months ended September 30, 2008).

MTV was also hurt by higher costs for program scheduling owing to the launch of new programs compared to the nine months ended September 30, 2007.

•

The operating performance of Digital Terrestrial TV activities, which recorded a slight decrease compared to the same period of 2007, was particularly impacted by higher costs incurred for the acquisition of Pay Per View soccer rights, which were only partly compensated by the improvement in the margins of the activities of the network operator.

•	Profitability of the Multimedia sector recorded an improvement of €5 million, from €7 million in the nine months ended September 30, 2007 to €12 million in the nine months ended September 30, 2008.

The increase in operating loss, was also due to higher amortization charges for television rights on La7 only partly offset by lower depreciation charges for DTT infrastructures.

In the third quarter of 2008, operating loss was €10 million and improved by €7 million, or 41.2%, compared to the third quarter of 2007.

❖ OLIVETTI

Gross revenues decreased by €31 million, or 11.0%, from €283 million in the nine months ended September 30, 2007 to €252 million in the nine months ended September 30, 2008. In the third quarter of 2008, revenues were €72 million and decreased by €19 million, or 20.9%, compared to the third quarter of 2007.

Operating loss decreased by €4 million, or 12.5%, from €32 million in the nine months ended September 30, 2007 to €28 million in the nine months ended September 30, 2008. The improvement was essentially due to the reduction in fixed overheads, partially offsetting a slowdown in sales. In the third quarter of 2008, operating loss was €12 million and increased by €4 million, or 50.0%, compared to the third quarter of 2007.

2008 Third Quarter Financial Report	Annexes

ANNEXES

■	CONSOLIDATED INCOME STATEMENTS FOR THE THIRD QUARTER 2008 AND 2007 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	Third Quarter 2008	Third Quarter 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited)
	(millions of Euro)
Revenues	7,561	7,667	22,399	23,004
Other income	70	82	228	246

Total operating revenues and other income	7,631	7,749	22,627	23,250

Acquisition of goods and services	(3,424)	(3,378)	(10,034)	(10,117)
Employee benefits expenses	(895)	(886)	(3,169)	(2,779)
Other operating expenses	(395)	(496)	(1,260)	(1,320)
Changes in inventories	46	43	63	64
Internally generated assets	124	117	395	386
Depreciation and amortization	(1,485)	(1,416)	(4,437)	(4,209)
Gains (losses) on disposals of non–current assets	(1)	—	25	12
Impairment reversals (losses) on non–current assets	(5)	—	(6)	—

Operating profit	1,596	1,733	4,204	5,287

Share of profits (losses) of associates and joint ventures accounted for using the equity method	16	17	53	75
Finance income	265	1,031	1,780	2,287
Finance expenses	(1,012)	(1,487)	(3,743)	(3,712)

Profit before tax from continuing operations	865	1,294	2,294	3,937
Income tax expense	(362)	(537)	(535)	(1,555)

Profit from continuing operations	503	757	1,759	2,382
Profit or loss from Discontinued operations/Non–current assets held for sale	120	(51)	(28)	(174)

Profit for the period	623	706	1,731	2,208
Of which:
• Profit attributable to equity holders of the Parent	630	720	1,770	2,220
• Profit (loss) attributable to Minority Interest	(7)	(14)	(39)	(12)

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited)
	(Euro)
Basic and Diluted Earnings Per Share (EPS) (*)
- Ordinary Share	0.09	0.11
- Savings Share	0.10	0.12

Of which:
- From continuing operations
- Ordinary Share	0.09	0.11
- Savings Share	0.10	0.12
- From Discontinued operations/Non–current assets held for sale
- Ordinary Share	—	—
- Savings Share	—	—

(*)	Basic EPS is equal to Diluted EPS.

2008 Third Quarter Financial Report	Annexes

■	CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2008, JUNE 30, 2008 AND DECEMBER 31, 2007 –ASSETS

	As of September 30, 2008	As of June 30, 2008	As of December 31, 2007
	(Unaudited)
	(millions of Euro)
NON–CURRENT ASSETS
Intangible assets
Goodwill	44,110	44,222	44,420
Intangible assets with a finite useful life	6,711	7,052	6,985

	50,821	51,274	51,405

Tangible assets
Property, plant and equipment owned	14,635	15,029	15,484
Assets held under finance leases	1,391	1,412	1,450

	16,026	16,441	16,934

Other non–current assets
Investments in associates and joint ventures accounted for using the equity method	496	472	484
Other investments	57	59	57
Securities, financial receivables and other non–current financial assets	950	741	695
Miscellaneous receivables and other non–current assets	724	786	866
Deferred tax assets	154	238	247

	2,381	2,296	2,349

TOTAL NON–CURRENT ASSETS (A)	69,228	70,011	70,688

CURRENT ASSETS
Inventories	362	327	308
Trade and miscellaneous receivables and other current assets	8,453	8,953	9,088
Current income tax receivables	92	104	101
Investments	39	39	—
Securities other than investments	154	166	390
Financial receivables and other current financial assets	423	1,124	377
Cash and cash equivalents	5,605	4,413	6,473

Current assets sub–total	15,128	15,126	16,737

Discontinued operations/Non–current assets held for sale
- of a financial nature	—	30	—
- of a non–financial nature	9	701	—

	9	731	—

TOTAL CURRENT ASSETS (B)	15,137	15,857	16,737

TOTAL ASSETS (A+B)	84,365	85,868	87,425

2008 Third Quarter Financial Report	Annexes

■	CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2008, JUNE 30, 2008 AND DECEMBER 31, 2007 – EQUITY AND LIABILITIES

	As of September 30, 2008	As of June 30, 2008	As of December 31, 2007
	(Unaudited)
	(millions of Euro)
EQUITY
Equity attributable to equity holders of the Parent	25,936	25,572	25,922
Equity attributable to Minority Interest	816	886	1,063

TOTAL EQUITY (A)	26,752	26,458	26,985

NON–CURRENT LIABILITIES
Non–current financial liabilities	35,232	37,226	37,051
Employee benefits	1,359	1,350	1,151
Deferred tax liabilities	242	109	586
Provisions	753	775	903
Miscellaneous payables and other non–current liabilities	1,644	1,629	1,587

TOTAL NON–CURRENT LIABILITIES (B)	39,230	41,089	41,278

CURRENT LIABILITIES
Current financial liabilities	7,670	5,597	6,585
Trade and miscellaneous payables and other current liabilities	10,461	11,183	12,380
Current income tax payables	252	501	197

Current liabilities sub–total	18,383	17,281	19,162

Liabilities directly associated with Discontinued operations/Non–current assets held for sale
— of a financial nature	—	823	—
— of a non–financial nature	—	217	—

	—	1,040	—

TOTAL CURRENT LIABILITIES (C)	18,383	18,321	19,162

TOTAL LIABILITIES (D=B+C)	57,613	59,410	60,440

TOTAL EQUITY AND LIABILITIES (A+D)	84,365	85,868	87,425

2008 Third Quarter Financial Report	Annexes

■	CONSOLIDATED CASH FLOW STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited)
	(millions of Euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations	1,759	2,382
Adjustments for:
Depreciation and amortization	4,437	4,209
Impairment losses (reversals) on non–current assets (including investments)	197	(103)
Net change in deferred tax assets and liabilities	(248)	1,257
Losses (gains) realized on disposals of non–current assets (including investments)	(26)	(155)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(53)	(75)
Change in employee benefits	301	(105)
Change in inventories	(56)	(70)
Change in trade receivables and net receivables on construction contracts	747	(382)
Change in trade payables	(1,298)	42
Net change in miscellaneous receivables/payables and other assets/liabilities	86	(263)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	5,846	6,737

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	(1,852)	(1,502)
Purchase of tangible assets on an accrual basis	(2,115)	(2,093)

Total purchase of intangible and tangible assets on an accrual basis	(3,967)	(3,595)
Change in amounts due to fixed asset suppliers	(307)	(379)

Total purchase of intangible and tangible assets on a cash basis	(4,274)	(3,974)
Acquisitions of subsidiaries and businesses, net of cash acquired	—	(670)
Acquisition of other investments	(1)	(1)
Change in financial receivables and other financial assets	(94)	587
Proceeds from sale of subsidiaries, net of cash disposed of	449	3
Proceeds from sale/repayments of intangible, tangible and other non–current assets	89	520

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(3,831)	(3,535)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	32	(339)
Proceeds from non–current financial liabilities (including current portion)	2,194	1,996
Repayments of non–current financial liabilities (including current portion)	(3,419)	(4,845)
Considerations paid for equity instruments	(27)	—
Share capital proceeds/repayments	1	—
Dividends paid	(1,665)	(2,830)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(2,884)	(6,018)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON–CURRENT ASSETS HELD FOR SALE (D)	(10)	(274)

AGGREGATE CASH FLOWS (E=A+B+C+D)	(879)	(3,090)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	6,204	6,960

Net foreign exchange differences on net cash and cash equivalents (G)	(30)	20

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	5,295	3,890

2008 Third Quarter Financial Report	Annexes

■	CONSOLIDATED CASH FLOW STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited)
	(millions of Euro)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid)/received	(387)	(241)

Interest expense paid	(2,569)	(2,946)

Interest income received	844	1,131

Dividends received	46	39

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	6,449	7,260
• Bank overdrafts repayable on demand – from continuing operations	(275)	(258)
• Cash and cash equivalents – from Discontinued operations/Non–current assets held for sale	30	5
• Bank overdrafts repayable on demand – from Discontinued operations/Non–current assets held for sale	—	(47)

	6,204	6,960

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	5,605	4,551
• Bank overdrafts repayable on demand – from continuing operations	(310)	(345)
• Cash and cash equivalents – from Discontinued operations/Non–current assets held for sale	—	8
• Bank overdrafts repayable on demand – from Discontinued operations/Non–current assets held for sale	—	(324)

	5,295	3,890

2008 Third Quarter Financial Report	Signature

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.
(Registrant)

By:	/s/ Marco Patuano
Name:	MARCO PATUANO
Title:	Chief Financial Officer

Date: November 19, 2008